Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TOYO CO., LTD

A. Operation Results

Overview

Our mission is to power the world with green and clean energy.

We, TOYO Co., Ltd (the “Company”), are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from VSUN, a majority-owned subsidiary of Fuji Solar and our affiliate. We are committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain.

Recent Developments

Registered Direct Offering

On June 25, 2026, the Company consummated a registered direct offering (“RDO”) with certain institutional investors, pursuant to which the Company issued: (i) 4,545,456 ordinary shares, par value $0.0001 per share, of the Company, and (ii) warrants to purchase 4,545,456 Ordinary Shares (the “RDO Warrants”). The Company raised net proceeds of $47,054,065 from the RDO. In connection with the registered direct offering closed on June 25, 2026, the Company issued RDO Warrants, which have an exercise price of $13.20 per share and are exercisable immediately upon issuance and will expire five years from the issuance date. The RDO Warrants meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026 and December 31, 2025, the Company had 4,545,456 and nil RDO Warrants outstanding.

ATM Program

On April 22, 2026, the Company entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC and H.C. Wainwright & Co., LLC as agents (collectively, the “Agents”). Pursuant to the terms of the Sales Agreement, the Company may offer and sell up to $30,000,000 of its ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”) from time to time through the Agents (the “Offering”). The Agents will use their reasonable best efforts, as agents and subject to the terms of the Sales Agreement, to sell the Shares offered. Sales of the Shares, if any, may be made in sales deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. The Agents will be entitled to a commission from the Company of 3.0% of the gross proceeds from the sale of Shares sold under the Sales Agreement. In addition, the Company has agreed to reimburse certain expenses incurred by the Agents in connection with the Offering. The Sales Agreement contains customary representations, warranties, and agreements of the Company and the Agents, indemnification rights and obligations of the parties and termination provisions. The Company intends to use any net proceeds from the Offering for working capital and general corporate purposes. As of June 30, 2026, the Company raised net proceeds of approximately $5.5 million from the issuance of 414,495 Ordinary Shares under the Sales Agreement, at an average selling price of $13.78 per share.

Legal Proceedings

On May 12, 2026, First Solar, Hanwha Q CELLS and certain other U.S. solar manufacturers filed a request with the U.S. Department of Commerce seeking the initiation of a country-wide anti-circumvention inquiry under Section 781(b) of the Tariff Act of 1930 concerning certain crystalline silicon photovoltaic products completed in Ethiopia using inputs from China. The request alleges that certain solar products produced in Ethiopia and/or assembled into modules in third countries using Ethiopian-produced cells are circumventing existing U.S. antidumping and countervailing duty orders applicable to solar products from China.

On May 27, 2026 and May 28, 2026, TOYO received detention notices from U.S. Customs and Border Protection (CBP) on May 27 and May 28, 2026, respectively, regarding cell shipments under Entry Nos. 8QH26007473 and 8QH26007481. CBP has indicated that the shipments are suspected of being associated with forced labor. The total quantities of the detained solar cells are approximately of 0.094MW at the amount of $13,770. The solar cells were manufactured by TOYO’s Ethiopian manufacturing entity. TOYO and its outside counsel have prepared and submitted applicability packages (supply chain documentation) for shipments which have been detained by USCBP for suspected Forced Labor.   Currently, USCBP is reviewing the documents, but has not indicated when its review will be completed.

On July 17, 2026, Commerce formally initiated the requested country-wide circumvention inquiry. The inquiry covers (i) solar cells and modules completed in Ethiopia using parts and components from China and subsequently exported from Ethiopia to the United States, and (ii) solar cells completed in Ethiopia using parts and components from China that are subsequently completed or assembled into modules in Vietnam using additional inputs from China and exported from Vietnam to the United States. The inquiry will determine whether such products are circumventing existing U.S. antidumping and countervailing duty orders applicable to crystalline silicon photovoltaic cells from China. TOYO submitted comments and factual information opposing the request prior to initiation and will continue to vigorously defend its position in the proceeding.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success will depend on several factors, including those key factors discussed below.

Our ability to retain VSUN as customer for our solar cells and obtain new customers

As of June 30, 2026, we fully utilized our production capacity at our cell plants in Vietnam with achieved 2GW production capacity as well as collaborations with some OEMs to fulfill additional orders. We achieved 4GW production capacity in Ethiopia in October 2025, and we fully utilized our production capacity at our cell plants in Ethiopia plant before we were subject to an investigation by U.S. Customs and Border Protection (CBP) in May 2026. However our ability to retain VSUN as a solar cell customer and to obtain new solar cell customers will affect our short-term profitability and financial prospects. As of June 30, 2026, we have signed supply contracts with over 50 third-party customers, and are in active negotiation with several potential customers to supply our solar cells. For the six months ended June 30, 2026 and 2025, we derived 22% and 18% of our revenue from VSUN, respectively. Loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business.

Our ability to acquire new customers for our solar PV module products

We commenced the manufacture and sales of PV module products in the United States in the six months ended June 30, 2026. We expect that our mid-term revenue generation will primarily depend on our ability to capture the solar PV module market in the United States. Specifically, it depends on our ability to acquire new customers for our solar PV module products, both through leveraging our relationship and collaboration with VSUN, who has existing presence and market recognition in the United States, and through independent marketing efforts.

Our ability to control material, transportation and manufacturing costs

We expect that our profitability will significantly depend on our ability to control costs of sales, mainly comprised of cost of product sold, which is affected by fluctuations in prices of raw materials, including but not limited to polysilicon, silicon wafers, labor costs and costs associated with the transportation of raw materials. As we expand our production outside of Vietnam with a new cell plant in Ethiopia and a new solar module plant in Texas, U.S., we will also incur significant capital expenditure to fund the expansion of our sales and manufacturing facilities, including the construction of new solar module plants.

Our ability to extend our production capacity and integrate additional stages of the solar product supply chain

Our ability to become a reliable supplier of solar cell and module products at a competitive price will depend on our ability to extend our production capacity and achieve vertical integration. Specifically, we may plan to integrate the upstream production of wafer, midstream production of solar cell, and downstream production of PV modules. To that end, we have strategically selected a solar cell plant located in Hawassa, Ethiopia, which has commence production since April 2025 with 2GW production capacity and expanded the capacity to 4GW in October 2025 and have leased a facility located in Texas to accommodate our solar module production. We are assessing the timing and venues to further expand the annual capacity of our cell plant in the future, and whether we are successful in our future endeavor in constructing these plants will affect our ability to extend our production capacity. Additionally, executing capacity expansion also depends on our ability to secure necessary approvals, permits and adequate funding.

Our ability to price solar cell products competitively, which depends primarily on our ability to enhance conversion efficiency of solar cells

The price of our solar cells, which are our main products in the near-term, is determined by their electricity generation capacity, measured in watts. Our ability to offer competitive prices is dependent on our ability to optimize the conversion efficiency of our solar cells, utilizing effective manufacturing technologies. We are dedicated to ongoing research and development efforts to boost conversion efficiency while reducing production costs. We aim to expand our research and development team by specifically targeting top engineering talents with a background in solar energy.

Current supply-demand disparity in the United States and regulatory environment

Our ability to profit also depends on the market in United States as well as the regulatory environment for the solar industry. The U.S. market is a significant focus for us as it is one of the largest solar PV markets globally and continues to grow, and local suppliers in the United States only account for approximately 15% of the total solar module demand in 2022, according to CIC, indicating a significant supply-demand disparity. Our business and operations will also be affected by regulatory initiatives in the United States and elsewhere. For example, the U.S. Customs and Border Protection has banned the import of any products related to Xinjiang Uygur Autonomous Region of China in terms of UFLPA and a number of Chinese PV manufacturers have been included in the ban list. As a result of this regulatory development, manufacturers from Southeast Asia, particularly Malaysia, Vietnam, and Thailand, have emerged as the primary sources of PV panel and cell imports for the United States.

Impact of Macroeconomic Factors

Recently, geopolitical and economic uncertainty and volatility including armed conflicts such as the U.S. and Israeli war with Iran and further escalation of the ongoing conflict in the Middle East and Red Sea, and the conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies.

For example, the armed conflicts such as the U.S. and Israeli war with Iran may cause shipping disruptions, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand. In addition, following the launch of a military action in Ukraine by Russia, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Such impacts may also be exacerbated by recent developments in the Israel-Hamas conflict. Our result of operations have not been materially impacted by the Russia-Ukraine conflict or the Israel-Hamas conflict for a number of reasons: (i) we utilize AGVs in our solar cell plant, which have reduced our reliance on manpower and the risk of production stoppages and delay; (ii) we recruit employees for our Vietnam solar cell plant primarily from Vietnam, minimizing the impact of global supply chain, if any, on our labor supply; and (iii) in obtaining polysilicon, a kind of raw materials for our solar cells, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations.

Components of Operating Results

Revenues

We generated revenues from sales of solar cells, solar modules and provision of facilitation services.

Sales of solar cells. We recognize revenue generated from sales of solar cells and silicon materials at a point in time following the transfer of control of the solar cells and silicon materials to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The transaction price was fixed in the contracts with customers. No variable consideration, significant financing component or payable to customers were identified in contracts with customers. In addition, the Company did not provide warranties to the customers. The contracts with customers may contain provisions that require us to make liquidated damage payments to the customer if we fail to ship or deliver solar cells before scheduled dates. We recognize these liquidated damages as a reduction of revenue. For the three and six months ended June 30, 2026 and 2025, we did not incur such liquidation damages.

Sales of solar modules. We commenced sales of solar modules to customers in October 2025. We recognize revenue generated from sales of solar modules at a point in time following the transfer of control of the solar modules to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. No variable consideration, significant financing component or payable to customers were identified in contracts with customers. In addition, the Company did not provide warranties to the customers.

Provision of original equipment manufacturer (OEM) services. During the three and six months ended June 30, 2026, we also provided original equipment manufacturer (OEM) services to a third-party customer. We manufactured solar cells under the customer’s name and recognized revenues on a net basis upon delivery of solar cells to the customer.

Provision of facilitation services. We commenced provision of facilitation services for customers’ solar cell products in the second half of 2024 and solar module products in the year of 2025. We are an agent in facilitation services, as we did not bear inventory risks or determine the product selling price in provision of services. The transaction price is fixed in the agreements by multiplying fixed commission rate and the quantity of customers’ solar cell products sold. No variable considerations, significant financing components or payable to customers were identified in contracts with the customer. We recognize revenue from facilitation services for the customers’ solar cells products at a point when the end customers accepts the agreed solar cell products and the customers collect the fees from end customers.

For the three and six months ended June 30, 2026 and 2025, the revenues were comprised of the following:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues to third parties:
Sales of solar cells	$54,638,399	$72,996,313	$147,562,435	$114,019,674
Sales of solar modules	17,049,791	—	18,743,155	—
Provision of OEM services	24,960,176	—	37,158,520	—
	96,648,366	72,996,313	203,464,110	114,019,674
Revenues to related parties:
Sales of solar cells	6,764,604	14,566,338	28,454,484	23,830,234
Sales of solar modules	14,660,493	—	28,928,327	—
Provision of facilitation services	111,432	—	111,432	1,257,254
	21,536,529	14,566,338	57,494,243	25,087,488
Total revenue	$118,184,895	$87,562,651	$260,958,353	$139,107,162

Cost of revenues

Cost of revenues primarily consist of cost of materials, direct labor costs, and overheads which were attributable to the solar cells and solar modules sold in the relevant periods.

Selling and marketing expenses

Selling and marketing expenses primarily consist of freight and handling expenses, distribution commission expenses, entertainment expenses, and employee salary and welfare expenses.

General and administrative expenses

General and administrative expenses primarily consist of employee salary and welfare expenses, amortization of usage of infrastructure expenses and other expenses related to administrative functions. Over the next several years, we anticipate an increase in our general and administrative expenses. This is primarily due to the expansion of our workforce as our new solar cell plant commences operation. Additionally, we expect to incur higher costs related to accounting, auditing, legal, regulatory compliance, director and officer insurance, as well as investor relations, public relations, and other expenses associated with being a publicly traded company.

Interest expenses, net

Interest expenses, net consists of interest expenses incurred on borrowings from banks and related parties, partially offset by interest income generated on bank deposits.

Income Tax Expenses

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Singapore

SinCo and TOYO Singapore are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%. Effective on June 1, 2026, SinCo was granted a tax incentive pursuant to the provisions of Part 4 of the Economic Expansion Incentives (Relief from Income Tax) Act 1967 and enjoys a preferential income tax rate of 5% for five years from June 1, 2026 through May 31, 2031.

Vietnam

TOYO Solar and TOYO Clean are subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

As a new enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023. When Company generated taxable income through year 2024, the Company is entitled to income tax rate of 8.5%, which is half of preferential income tax rate of 17% for four years ended December 31, 2025 through 2028.

China

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

USA

In the United States, TOYO USA Holding, TOYO America, TOYO Solar LLC, TOYO Texas and TOYO Energy are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), the One Big Beautiful Bill Act and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax at a standard rate of 30% on its business operations in Ethiopia. In accordance with the investment incentive framework of Ethiopia, eligible manufacturing entities may be granted corporate income tax exemptions upon approval by the Ethiopian Investment Commission. TOYO Ethiopia is entitled to a four-year exemption from corporate income tax commencing from the date of establishment. The Company obtained its business license on February 21, 2025. The tax exemption period covers the fiscal years from 2025 to 2028.

Results of Operations

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2026 and 2025, in dollar amounts. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

For the three months ended June 30, 2026 and 2025

	For the Three Months Ended June 30,
	2026	2025
Revenues from related parties	$21,536,529	$14,566,338
Revenues from third parties	96,648,366	72,996,313
Revenues	118,184,895	87,562,651

Cost of revenues – related parties	(20,885,274)	(9,126,165)
Cost of revenues – third parties	(60,333,330)	(60,151,456)
Cost of revenues	(81,218,604)	(69,277,621)
Gross profit	36,966,291	18,285,030

Operating expenses
Selling and marketing expenses	(1,564,629)	(2,074,792)
General and administrative expenses	(12,846,480)	(5,268,587)
Total operating expenses	(14,411,109)	(7,343,379)

Income from operations	22,555,182	10,941,651

Other expenses
Interest income (expenses), net	278,102	(1,197,987)
Other expenses, net	(1,392,802)	(392,200)
Changes in fair value of contingent consideration payable	—	(941,764)
Total other expenses, net	(1,114,700)	(2,531,951)

Income before income taxes	21,440,482	8,409,700

Income tax expenses	(4,030,918)	(2,191,989)
Net income	$17,409,564	6,217,711

Revenues. We commenced commercial production and sales of solar cells since the second half of 2023, coinciding with the introduction of our brand “TOYO Solar” to the market. In the second half of 2025, we commenced production and sales of solar modules to customers based in the United States. Our revenues increased by approximately $30.6 million, or 35%, from approximately $87.6 million for the three months ended June 30, 2025 to approximately $118.2 million in the three months ended June 30, 2026. The increase was primarily caused by an increase of approximately $31.7 million in sales of solar modules and an increase of approximately $25.1 million in provision of OEM services, partially offset by a decrease of approximately $26.2 million in sales of solar cells.

The increase of solar modules and provision of OEM services was primarily due to the commencement of sales of solar modules to a related party since October 2025 and commencement of provision of OEM services in late 2025. We expect to expand our customer base in the years ending December 31, 2026 and 2027.

Our sales of solar cells decreased due to investigation by U.S. Customs and Border Protection (CBP) in May 2026. CBP has indicated that the shipments are suspected of being associated with forced labor. As affected by the CBP investigation, the certain US market customers, including our largest customer which accounted for 35% of total revenue for the first half of 2026, did not place purchase orders in June 2026. The investigation is currently under review by U.S. Customs and Border Protection (CBP), and no final determination has been made.

Cost of revenues. The cost of revenues increased by approximately $11.9 million, or 17%, from approximately $69.3 million for the three months ended June 30, 2025 to approximately $81.2 million for the three months ended June 30, 2026. The increase in cost of revenues was primarily the net effect of the increase in sales of solar modules, partially offset by the decrease in sales of solar cells. However the increase in the cost of revenues is lower than the increase in the revenues. This was primarily caused by an increase in revenue from provision of OEM services, which was presented as net revenue.

Gross profit. As a result of the foregoing, we recorded a gross profit of approximately $37.0 million and $18.3 million for the three months ended June 30, 2026 and 2025, respectively, with gross profit margin of approximately 31.3% and 20.9%. The increase in gross profit margin was due to increase in provision of OEM services.

Selling and marketing expenses. As compared with the selling and marketing expenses for the three months ended June 30, 2025, the selling and marketing expenses for the three months ended June 30, 2026 decreased by approximately $0.5 million. The decrease was primarily due to a decrease of approximately $0.9 million in sales commissions which was in line with a decrease of revenues from sales of solar cells, partially offset by an increase of approximately $0.1 million in service fees, an increase of approximately $0.1 million in advertising expenses and an increase of approximately $0.1 million in travel expenses.

General and administrative expenses. Our general and administrative expenses increased from approximately $5.3 million for the three months ended June 30, 2025 to approximately $12.8 million for the three months ended June 30, 2026. The increase was primarily attributable to (a) an increase of payroll and welfare expenses of approximately $3.5 million because we hired more administrative staff in our Ethiopia and Texas plants to achieve our target production capacity in these two areas, (b) an increase of consulting expenses of approximately $0.9 million as we engaged more professionals and incurred share-based compensation expenses of approximately $0.1 million through the of issuance ordinary shares to certain consultants, and (c) an increase of other expenses of approximately $3.4 million, primarily because we reclassified cost incurred by our Ethiopia plant in June 2026. The reclassification was due to idleness of production line affected by CBP investigation.

Changes in fair value of contingent consideration payable. The 13,000,000 Earnout Shares are determined as contingent consideration in connection with the reverse recapitalization. For definition of Earnout Shares, please refer to Note 1 - ORGANIZATION AND BUSINESS DESCRIPTION - Business Combination with a SPAC to the unaudited condensed consolidated financial statements. The number of Earnout Shares depends on the ratio of actual 2024 audited net profit to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration was initially recognized as a liability on July 1, 2024, with subsequent changes in fair value charged to the unaudited condensed consolidated statements of operations and comprehensive income. On May 14, 2025, based on the 2024 audited net profit which was reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on May 12, 2025 (the “Form 20-F”), which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares. For definition of Earnout Escrow Account, please refer to Note 1 - ORGANIZATION AND BUSINESS DESCRIPTION - Business Combination with a SPAC to the unaudited condensed consolidated financial statements. The changes of approximately $0.9 million in fair value between April 1, 2025 and May 14, 2025 was charged to the account of “Changes in fair value of contingent consideration payable”.

Income tax expenses. We incurred income tax expenses of approximately $4.0 million and $2.2 million for the three months ended June 30, 2026 and 2025, respectively. The increase was primarily caused by an increase in taxable income in certain subsidiaries.

Net income. As a result of the foregoing, we reported a net income of approximately $17.4 million and a net income of $6.2 million for the three months ended June 30, 2026 and 2025, respectively.

For the six months ended June 30, 2026 and 2025

	For the Six Months Ended June 30,
	2026	2025
Revenues from related parties	$57,494,243	$25,087,488
Revenues from third parties	203,464,110	114,019,674
Revenues	260,958,353	139,107,162

Cost of revenues – related parties	(49,360,863)	(17,983,523)
Cost of revenues – third parties	(126,870,001)	(98,037,375)
Cost of revenues	(176,230,864)	(116,020,898)
Gross profit	84,727,489	23,086,264

Operating expenses
Selling and marketing expenses	(3,572,021)	(2,530,879)
General and administrative expenses	(22,330,242)	(10,878,506)
Total operating expenses	(25,902,263)	(13,409,385)

Income from operations	58,825,226	9,676,879

Other expenses
Interest income (expenses), net	(507,158)	(1,777,036)
Other expenses, net	(2,932,052)	(759,865)
Changes in fair value of contingent consideration payable	—	(1,341,794)
Total other expenses, net	(3,439,210)	(3,878,695)

Income before income taxes	55,386,016	5,798,184

Income tax expenses	(9,565,248)	(3,296,448)
Net income	$45,820,768	2,501,736

Revenues. Our revenues increased by approximately $121.9 million, or 88%, from approximately $139.1 million for the six months ended June 30, 2025 to approximately $261.0 million in the six months ended June 30, 2026. The increase was primarily caused by an increase of approximately $38.2 million in sales of solar cells, an increase of approximately $47.7 million in sales of solar modules and an increase of approximately $37.2 million in provision of OEM services.

The increase of solar cells was primarily driven by our achievement of 4GW and 2GW production capacity in Ethiopia in October 2025, leading to an increase of output to meet sales orders from our customers. However our sales were affected by CBP investigation in May 2026, leading to a decrease in revenues of sola cells in June 2026. The investigation is currently under review by U.S. Customs and Border Protection (CBP), and no final determination has been made.

The increase of solar modules and provision of OEM services was primarily due to the commencement of sales of solar modules to a related party since October 2025 and commencement of provision of OEM services in late 2025. We expect to expand our customer base in the years ending December 31, 2026 and 2027.

Cost of revenues. The cost of revenues increased by approximately $60.2 million, or 52%, from approximately $116.0 million for the six months ended June 30, 2025 to approximately $176.2 million for the six months ended June 30, 2026. The increase in cost of revenues was primarily in line with the increase in sales of solar cells and solar modules. However the increase in the cost of revenues is lower than the increase in the revenues. This was primarily caused by an increase in revenue from provision of OEM services, which was presented as net revenue.

Gross profit. As a result of the foregoing, we recorded a gross profit of approximately $84.7 million and $23.1 million for the six months ended June 30, 2026 and 2025, respectively, with gross profit margin of approximately 32.5% and 16.6%. The increase in gross profit margin was due to increase in provision of OEM services.

Selling and marketing expenses. As compared with the selling and marketing expenses for the six months ended June 30, 2025, the selling and marketing expenses for the six months ended June 30, 2026 increased by approximately $1.0 million. The increase was primarily due to an increase of approximately $0.1 million in sales commissions which was in line with the increase in revenues from sales of solar cells, an increase of approximately $0.1 million in payroll and welfare expenses, an increase of approximately $0.2 million in testing fees, an increase of approximately $0.2 million in advertising expenses and an increase of approximately $0.1 million in travel expenses.

General and administrative expenses. Our general and administrative expenses increased from approximately $10.9 million for the six months ended June 30, 2025 to approximately $22.3 million for the six months ended June 30, 2026. The increase was primarily attributable to (a) an increase of payroll and welfare expenses of approximately $7.1 million because we hired more administrative staff in our Ethiopia and Texas plants to achieve our target production capacity in these two areas, (b) an increase of consulting expenses of approximately $1.3 million as we engaged more professionals and incurred share-based compensation expenses of approximately $0.1 million through the of issuance ordinary shares to certain consultants, and (c) an increase of depreciation expenses of approximately $2.2 million and an increase of other expenses of approximately $3.4 million, primarily because we reclassified depreciation expenses and other costs incurred by our Ethiopia plant in June 2026 from cost of revenues to general and administrative expenses. The reclassification was due to idleness of production line affected by CBP investigation.

Changes in fair value of contingent consideration payable. The 13,000,000 Earnout Shares are determined as contingent consideration in connection with the reverse recapitalization. The number of Earnout Shares depends on the ratio of actual 2024 audited net profit to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration was initially recognized as a liability on July 1, 2024, with subsequent changes in fair value charged to the unaudited condensed consolidated statements of operations and comprehensive income. On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Form 20-F, which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares. The changes of approximately $1.3 million in fair value between January 1, 2025 and May 14, 2025 was charged to the account of “Changes in fair value of contingent consideration payable”.

Income tax expenses. We incurred income tax expenses of approximately $9.6 million and $3.3 million for the six months ended June 30, 2026 and 2025, respectively. The increase was primarily caused by an increase in taxable income in certain subsidiaries.

Net income. As a result of the foregoing, we reported a net income of approximately $45.8 million and $2.5 million for the six months ended June 30, 2026 and 2025, respectively.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, capital contribution from shareholders, borrowings from a related party and a bank and equity financing in the market. As of June 30, 2026, we had cash and restricted cash of approximately $123.4 million. For the six months ended June 30, 2026, we generated cash flow of approximately $61.4 million from its operating activities and entered into borrowing agreements with financial institutions to borrow an aggregate amount of approximately $25.6 million. We also raised funds from issuance of ordinary shares in connection with ATM and a direct registered offering of approximately $5.5 million and $47.1 million, respectively.

As of March 31, 2026 and December 31, 2025, we had working capital deficits of approximately $97.1 million and $123.9 million, respectively. These conditions raised substantial doubt about our ability to continue as a going concern within twelve months from the issuance of our interim financial statements for the three months ended March 31, 2026. The substantial doubt was primarily attributable to our working capital deficit and the scheduled maturity of amounts due to related parties, including amounts due to VSUN.

During the three and six months ended June 30, 2026, we generated net income of approximately $17.4 million and $45.8 million, respectively, and generated positive cash flow from operating activities of approximately $61.4 million during the six months ended June 30, 2026. In addition, during the second quarter of 2026, we completed financing transactions that improved its liquidity position. On June 25, 2026, we consummated a registered direct offering with certain institutional investors, pursuant to which we issued 4,545,456 ordinary shares and warrants to purchase 4,545,456 ordinary shares, resulting in net proceeds of approximately $47.1 million. In April 2026, we also entered into an at-the-market sales agreement under which it may offer and sell up to $30 million of ordinary shares from time to time. As of June 30, 2026, we had raised net proceeds of approximately $5.5 million through the issuance of 414,495 ordinary shares under the sales agreement.

On June 18, 2026, we and VSUN entered into a loan extension agreement, pursuant to which VSUN agreed to extend the loan repayment date to June 17, 2028. Interest is payable upon repayment of principal. As a result of the extension, we reclassified the borrowing and related interest payable due to VSUN from current liabilities to non-current liabilities. After giving effect to this reclassification, we had working capital of approximately $29.8 million as of June 30, 2026, compared with a working capital deficit of approximately $97.1 million as of March 31, 2026.

Management considered the extension of the VSUN loan, the improvement in our working capital position, our recent profitability and positive operating cash flows, and the net proceeds received from the registered direct offering and the at-the-market offering in evaluating our ability to meet its obligations as they become due. Accordingly, the conditions and events that previously raised substantial doubt about our ability to continue as a going concern have been resolved, and substantial doubt no longer exists regarding our ability to continue as a going concern for at least twelve months from the date these unaudited condensed consolidated financial statements are issued. The unaudited condensed consolidated financial statements have been prepared on a going concern basis.

Further, because of the numerous risks and uncertainties associated with our path to continued profitability, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our business development. There can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to generate sufficient revenue or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve its intended business objectives. We had commenced operations in the second half of 2023, and we need to implement our business plan to obtain the necessary operational liquidity on a sustainable basis. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Cash Flows

The following table shows a summary of our cash flows:

	For the Six Months Ended June 30,
	2026	2025
Net cash provided by operating activities	$61,439,429	$40,045,122
Net cash used in investing activities	(27,780,462)	(47,195,409)
Net cash provided by financing activities	31,158,696	26,647,871
Effect of exchange rate changes on cash and restricted cash	(257,925)	20,838
Net increase in cash and restricted cash	64,559,738	19,518,422
Cash and restricted cash at beginning of year	58,860,026	17,149,389
Cash and restricted cash at end of year	$123,419,764	$36,667,811

Operating activities

Net cash provided by operating activities for the six months ended June 30, 2026 was approximately $61.4 million, primarily due to a net income of approximately $45.8 million, adjusted for non-cash depreciation and amortization expenses of approximately $24.5 million, inventory write-down of approximately $6.5 million, and for changes in operating assets and liabilities which primarily included (i) an increase of approximately $4.2 million in accounts receivable due from third-party customers, which were driven by an increase in revenues generated from third parties during the six months ended June 30, 2026, (ii) a decrease of approximately $15.3 million in prepayments to third parties because we received certain inventories in the six months ended June 30, 2026, (iii) an increase of approximately $58.2 million in inventories as a result of decrease of revenues in June 2026 as affected by CBP investigation, (iv) an increase of approximately $23.7 million in accounts payable due to third-party suppliers as a result of increase in purchase of raw materials, (v) an increase of approximately $21.7 million in advances from third-party customers which slowed down purchase orders from us as affected by CBP investigation, and (vi) a decrease of approximately $15.6 million in advances from related-party customers because of an increase in sales.

Net cash provided by operating activities in the six months ended June 30, 2025 was approximately $40.0 million, primarily due to net income of approximately $2.5 million, adjusted for non-cash depreciation and amortization expenses of approximately $13.8 million, inventory write-down of approximately $3.9 million and changes in the fair value of contingent consideration of approximately $1.3 million, and for changes in operating assets and liabilities which primarily included (i) an increase of inventories of approximately $37.8 million as a result of increased orders from third-party customers, (ii) an increase of approximately $22.2 million in accounts payable which was caused by the increased purchase of raw materials from suppliers, and (iii) an increase of approximately $44.4 million in advances from a related party as we prioritize our delivery of solar cells to third-party customers, leading to a delay in delivery of products to the related party.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was approximately $27.8 million, primarily attributable to the purchase of property and equipment of approximately $27.8 million.

Net cash used in investing activities in the six months ended June 30, 2025 was approximately $47.2 million, primarily attributable to purchase of property and equipment of approximately $47.1 million.

Financing Activities

Net cash provided financing activities for the six months ended June 30, 2026 was approximately $31.2 million, which was primarily due to proceeds from issuance of ordinary shares in a registered direct offering of approximately $47.1 million, proceeds from issuance of ordinary shares in ATM offerings of approximately $5.5 million, proceeds from short-term borrowings of approximately $25.6 million, partially offset by the repayment of bank borrowings, including long-term bank borrowings and short-term bank borrowings, of approximately $36.1 million and repayment of related-party borrowings of approximately $11.0 million.

Net cash provided by financing activities in the six months ended June 30, 2025 was approximately $26.6 million, which was primarily due to capital contribution of approximately $4.0 million from a non-controlling shareholder, borrowings from a bank of approximately $22.8 million and borrowings from related parties of approximately $22.7 million, partially offset by a repayment of borrowings, including short-term and long-term borrowings, of approximately $22.8 million to a bank.

Material Cash Requirements

Our material cash requirements as of June 30, 2026 and any subsequent period primarily include our capital expenditures and non-cancellable lease obligations.

Capital Expenditures

We incur capital expenditures primarily for the purchase of property and equipment. For the six months ended June 30, 2026 and 2025, we purchased property and equipment of approximately $27.8 million and $47.1 million, respectively. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make capital expenditures to meet the expected growth of its business.

Other than as disclosed in Note 16 to our unaudited condensed consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

We have not entered into any significant financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

C. Trend Information

Other than as disclosed elsewhere in this report and the annual report on Form 20-F for the year ended December 31, 2025, filed on April 1, 2026, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

D. Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our unaudited condensed consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.